Filed Pursuant to Rule 253(g)(2)
File No. 024-10844

FUNDRISE INCOME EREIT II, LLC

SUPPLEMENT NO. 21 DATED APRIL 12, 2019
TO THE OFFERING CIRCULAR DATED AUGUST 22, 2018

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Income eREIT II, LLC (“we”, “our” or “us”), dated August 22, 2018 and filed by us with the Securities and Exchange Commission (the “Commission”) on August 23, 2018 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

Acquisition of Senior Mortgage Loan – Upland Boat Development, LP

On April 8, 2019, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor (“Fundrise Lending”), a first mortgage bridge loan with a maximum principal balance of $1,610,000, (the “Boat Senior Loan”). The borrower, Upland Boat Development, LP, a California limited partnership (“Boat”), used the loan proceeds to acquire approximately 52,000 square feet of land located at 1344 – 1346 E 9th Street, Upland, CA 91786 (the “Boat Property”), that is currently unentitled. The Boat Property is composed of a single parcel, which is currently improved with an approximately 1,600 square-foot single-family home, an approximately 13,000 square-foot warehouse, and an approximately 2,000 square-foot office structure. Boat intends to entitle and obtain permits for 19 homes for the Boat Property.

Boat is managed by the principal of Ridge Crest Real Estate, Matt Livingston (the “Sponsor”). Since inception in 2007, Ridge Crest Real Estate has acquired or developed approximately 1,450 for-sale lots and approximately 2,600 multifamily units. Their projects are valued at approximately $330 million. Ridge Crest Real Estate, through a wholly-owned subsidiary, RC Homes, acts as general contractor on some of its projects.

On the original closing date of the Boat Senior Loan, Boat was capitalized with approximately $477,000 of equity capital from the Sponsor.

The Boat Senior Loan bears an interest rate of 9.90% per annum, with an amount equal to 9.90% per annum paid current on a monthly basis through the maturity date, October 8, 2020 (the “Boat Maturity Date”). Interest will be paid interest-only over the term of the loan. In addition, an affiliate of our Manager earned an origination fee of approximately 2% of the Boat Senior Loan amount, paid directly by Boat.

Boat has the ability to extend the Boat Maturity Date for a single, six-month period. To exercise the extension option, all interest must be paid and Boat will be required to pay an extension fee of 1.0% of the funding provided. During the period, the interest rate will increase to 10.90%

The Sponsor has provided customary springing and carve-out guarantees.

As of its closing date the Boat Senior Loan’s loan-to-purchase-price ratio, or LTPP ratio, was approximately 82.6%. The LTPP ratio is the amount of the Boat Senior Loan divided by the land purchase price. As of its closing date, the Boat Senior Loan’s as-is loan-to-value ratio, or LTV ratio, was approximately 82.6%. The LTV ratio is the amount of the Boat Senior Loan divided by the March 2019, third-party appraised value of the Boat Property. There can be no assurance that such value is correct.

The Boat Property is located in Upland, CA. Upland is approximately 36 miles east of Los Angeles. The Subject is within close proximity to Montclair Place (a regional mall), several retail strips, the Claremont Colleges, and both Ontario International and Cable Airport.

As the Boat Senior Loan was purchased from Fundrise Lending, an affiliate of our Manager, the Independent Representative, reviewed and approved of the transaction prior to its consummation.